Douglas H. Marshall

Associate General Counsel -

Corporate and Finance and

Assistant Secretary

Xerox Corporation

P. O. Box 4505

201 Merritt 7

Norwalk, CT 06856-4505

douglas.marshall@xerox.com

tel     203.849.2339

fax    585.216.2475

April 9, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Commission File No. 001-04471

Dear Sir/Madam:

There are transmitted herewith for filing via EDGAR pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, preliminary forms of the Letter to Shareholders, Notice of Annual Meeting, Proxy Statement and form of proxy card (collectively, “Preliminary Proxy Materials”) for use in connection with the solicitation of proxies for the Annual Meeting of Shareholders of Xerox Corporation (“Registrant”).

Five (5) copies of Registrant’s 2018 Preliminary Proxy Statement are being transmitted to the Commission under separate cover.

Any questions with respect to the transmitted material should be addressed to the undersigned (i) via telephone at (203) 849-2339; (ii) via facsimile to (585) 216-2475; or (iii) via e-mail to Douglas.marshall@xerox.com.

Very truly yours,

/s/ Douglas H. Marshall

Douglas H. Marshall

Assistant Secretary